SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32508

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 24, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 21, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

SCS Hedged Opportunities Fund, LLC [File No. 811-22404]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: One Winthrop Square, Boston, Massachusetts 02110.

SCS Hedged Opportunities (TE) Fund, LLC [File No. 811-22462]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: One Winthrop Square, Boston, Massachusetts 02110.

SCS Hedged Opportunities Master Fund, LLC [File No. 811-22403]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: One Winthrop Square, Boston, Massachusetts 02110.

Partners Group Private Credit [File No. 811-22864]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private RE (Master), LLC [File No. 811-22640]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private Credit (Master Fund) [File No. 811-22863]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private RE, LLC [File No. 811-22600]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private RE (Institutional), LLC [File No. 811-22601]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 17, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Oppenheimer International Growth Currency Hedged Fund [File No. 811-23103]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 18, 2016 and amended on January 19, 2017.

Applicant's Address: 6803 S. Tucson Way, Centennial, Colorado 80112.

Pyxis Premium Long/Short Equity Fund [File No. 811-22390]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 4, 2016, and amended on January 20, 2017.

Applicant's Address: 200 Crescent Court, Suite 700, Dallas, Texas 75201.

Highland Capital Fixed Income Fund [File No. 811-09171]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on March 12, 2008, and amended on November 10, 2016 and January 20, 2017.

Applicant's Address: 200 Crescent Court, Suite 700, Dallas, Texas 75201.

Highland Premium Dividend Fund [File No. 811-22625]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 4, 2016, and amended on January 20, 2017.

Applicant's Address: 200 Crescent Court, Suite 700, Dallas, Texas 75201.

Highland Premium Long/Short Healthcare Fund [File No. 811-22650]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 4, 2016, and amended on January 20, 2017.

Applicant's Address: 200 Crescent Court, Suite 700, Dallas, Texas 75201.

Claymore Exchange-Traded Fund Trust 3 [File No. 811-22283]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 20, 2017.

Applicant's Address: 227 West Monroe Street, Chicago, Illinois 60606.

Deutsche High Income Trust [File No. 811-05482]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 14, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $49,391 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on January 25, 2017.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

Pine Grove Alternative Fund [File No. 811-22861]

Summary: Applicant, a closed-end investment company and a feeder fund, seeks an order declaring that it has ceased to be an investment company. On October 30, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $7,123 incurred in connection with the liquidation were paid by the investment adviser to the master fund in which applicant invests.

Filing Date: The application was filed on January 25, 2017.

Applicant's Address: 452 5th Avenue, 26th Floor, New York, New York 10018.

Separate Account D of Voya Insurance & Annuity Co. [File No. 811-06090]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Separate Account B of Voya Insurance and Annuity Company and, on September 3, 1996, made a final distribution to its shareholders based on net asset value. Applicant incurred no expenses in connection with the reorganization.

Filing Dates: The application was filed on December 23, 2016, and amended on January 27, 2017.

 Applicant's Address: 909 Locust Street, Des Moines, Iowa 50309.

Western Asset Emerging Markets Income Fund Inc. [File No. 811-07686]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Western Asset Emerging Markets Debt Fund Inc. and, on December 16, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $523,632 incurred in connection with the reorganization were paid by applicant, applicant's investment adviser, and the acquiring fund.

Filing Date: The application was filed on January 30, 2017.

 Applicant's Address: 620 Eight Avenue, New York, New York 10018.

Western Asset Worldwide Income Fund Inc. [File No. 811-08092]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Western Asset Emerging Markets Debt Fund Inc. and, on December 16, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $504,985 incurred in connection with the reorganization were paid by applicant, applicant's investment adviser, and the acquiring fund.

Filing Date: The application was filed on January 30, 2017.

Applicant's Address: 620 Eight Avenue, New York, New York 10018.

Ramius Archview Credit and Distressed Feeder Fund [File No. 811-23065]

Summary: Applicant, a closed-end investment company and a feeder fund, seeks an order declaring that it has ceased to be an investment company. On December 1, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $6,000 incurred in connection with the liquidation were paid by applicant and the investment advisers to the master fund in which applicant invests.

Filing Dates: The application was filed on January 10, 2017 and amended on February 2, 2017.

Applicant's Address: 599 Lexington Avenue, 19th Floor, New York, New York 10022.

MFS InterMarket Income Trust I [File No. 811-05851]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 25, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant has retained approximately $180,000 in cash to pay for contingent liabilities for pending litigation. Once the litigation is resolved, amount remaining in the fund's litigation reserve will be distributed pro rata by ownership interest among holders of record of shares of common stock of the fund that were outstanding as of the record date for final liquidation distribution. Expenses of $57,459 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on February 6, 2017.

Applicant's Address: c/o Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, Massachusetts 02199.

Broadmark Funds [File No. 811-22769]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Salient MF Trust and, on December 12, 2014, made a final distribution to its shareholders based on net asset value. Expenses of approximately $199,800 incurred in connection with the reorganization were paid by applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on February 9, 2017.

Applicant's Address: 101 California Street, 16th Floor, San Francisco, California 94111.

Stewart Capital Mutual Funds [File No. 811-21955]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 18, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $287,506 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on February 14, 2017.

Applicant's Address: 800 Philadelphia Street, Indiana, Pennsylvania 15701.

Partners Group Private Equity (TEI), LLC [File No. 811-22379]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $23,000 incurred in connection with the liquidation were paid by Partners Group Private Equity (Master Fund), LLC.

Filing Date: The application was filed on February 16, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private Equity (Institutional TEI), LLC [File No. 811-22443]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $11,400 incurred in connection with the liquidation were paid by Partners Group Private Equity (Master Fund), LLC.

Filing Date: The application was filed on February 16, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private Equity (Institutional), LLC [File No. 811-22240]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $13,300 incurred in connection with the liquidation were paid by Partners Group Private Equity (Master Fund), LLC.

Filing Date: The application was filed on February 16, 2017.

Applicant's Address: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

Partners Group Private Equity, LLC [File No. 811-22210]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $33,200 incurred in connection with the liquidation were paid by Partners Group Private Equity (Master Fund), LLC.

Filing Date: The application was filed on February 16, 2017.

<u>Applicant's Address</u>: 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary